CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

CHINA MEDICAL TECHNOLOGIES INC.

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176, People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: February 15, 2006

Exhibit 99.1

CHINA MEDICAL REPORTS UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2006

Beijing, China, February 13, 2006 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets high intensity focused ultrasound products and advanced in-vitro diagnostic systems, today announced its unaudited financial results for the third quarter of the fiscal year ending March 31, 2006.

Highlights for the third quarter of the fiscal year ending March 31, 2006:

•	Net revenues were RMB110.5 million (US$13.7 million), an increase of 61.5% year-over-year and 25.4% sequentially.

•	Net income was RMB56.9 million (US$7.1 million), an increase of 41.8% year-over-year and 32.6% sequentially.

•	Fully diluted earnings per ADS were RMB2.08 (US$0.26) for the quarter.

“The third quarter marked another strong quarter, and I am quite pleased with our results.” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “The strong year-over-year growth in our third quarter was primarily attributable to an increase in sales of both our HIFU therapy system and our ECLIA system, and is largely a reflection of continued acceptance by the medical community of these products. Sales of our reagent kits comprise a significant portion of our ECLIA revenues. We launched 11 new reagent kits during the quarter and now offer a total of 38 types of reagent kits. We intend to continue to allocate resources to support the growth of our ECLIA operations, including the development of reagents for other applications. We also intend to continue our efforts to increase awareness and acceptance in the Chinese medical community of our core product, the HIFU therapy system, to support the growth of our HIFU operations.”

FINANCIAL RESULTS

Revenues, net. Total net revenues increased 61.5% to RMB110.5 million (US$13.7 million) for the fiscal quarter ended December 31, 2005 from RMB68.4 million for the fiscal quarter ended December 31 2004, and increased 25.4% from RMB88.1 million for the fiscal quarter ended September 30, 2005. The Company’s revenues are divided between two operating lines, HIFU therapy system sales and ECLIA system sales, which include sales of ECLIA analyzers and reagent kits.

Revenues from sales of the Company’s HIFU therapy system increased 39.3% to RMB76.8 million (US$9.5 million) for the fiscal quarter ended December 31, 2005 from RMB55.1 million for the fiscal quarter ended December 31, 2004, and increased 29.2% from RMB59.4 million for the fiscal quarter ended September 30, 2005. The increase in HIFU therapy system sales resulted from the increased awareness and acceptance of the Company’s HIFU therapy system in the medical community as well as seasonality in the HIFU business. Historically, sales of the Company’s HIFU therapy system were better in December and March quarters comparing to June and September quarters in a fiscal year due to the timing of capital expenditure from hospitals. Revenues from sales of the ECLIA system increased significantly to RMB33.7 million (US$4.2 million) for the fiscal quarter ended December 31, 2005 from RMB13.3 million for the fiscal quarter ended December 31, 2004, and increased 17.4% from RMB28.7 million for the fiscal quarter ended September 30, 2005. The significant year-over-year increase in the Company’s ECLIA system sales following the launch of the product in September 2004 was due primarily to the rapid acceptance of the ECLIA system in the medical community in China and a substantial increase in the number of distributors for ECLIA system. The quarter-over-quarter growth was primarily attributed to the increase in sales of ECLIA analyzers and increasing recurring revenue from the sales of ECLIA reagent kits that are used with our ECLIA analyzers. Currently, our analyzers are equipped with 38 types of reagent kits, and reagent kits for other applications are also under development.

Cost of revenues. Cost of revenues increased 58.7% to RMB32.7 million (US$4.1 million) for the fiscal quarter ended December 31, 2005, from RMB20.6 million for the fiscal quarter ended December 31, 2004, and increased 22.9% from RMB26.6 million for the fiscal quarter ended September 30, 2005. These increases resulted primarily from increases in expenditures on raw materials and components, which were due primarily to a significant increase in the number of HIFU therapy system and ECLIA system that were sold in the third quarter.

Gross margin. Gross margin increased slightly to 70.4% for the fiscal quarter ended December 31, 2005, from 69.8 % for both the fiscal quarter ended December 31, 2004 and September 30, 2005.

Operating expenses. Our operating expenses increased significantly to RMB21.8 million (US$2.7 million) for the fiscal quarter ended December 31, 2005 from RMB6.3 million for the fiscal quarter ended December 31, 2004, and increased 74.4% from RMB12.5 million for the fiscal quarter ended September 30, 2005. These increases in operating expenses were due primarily to the higher headcount in relation to the expansion of our operations since the commencement of our sales of ECLIA system in September 2004. In addition, we are in the initial stages of planning an application for U.S. FDA approval of our HIFU therapy system. The costs associated with the start of these activities, as well as the costs related to continued product development for our HIFU therapy system and ECLIA analyzers and reagent kits, increased marketing activities and expenses incurred as a result of becoming a public company also contributed to the increase in operating expenses. Operating expenses as a percentage of revenues increased to 19.7% for the fiscal quarter ended December 31, 2005 from 9.2% for the fiscal quarter ended December 31, 2004 and 14.1% for the fiscal quarter ended September 30, 2005.

Other income. Other income increased significantly to RMB3.8 million (US$0.5 million) for the fiscal quarter ended December 31, 2005 from RMB1.6 million for the fiscal quarter ended December 31, 2004, and from RMB31,000 for the fiscal quarter ended September 30, 2005. This increase resulted primarily from non-refundable grants received from the PRC government in recognition of the development of our advanced HIFU therapy systems.

Interest income. Interest income increased significantly to RMB5.8 million (US$0.7 million) for the fiscal quarter ended December 31, 2005 from RMB20,000 for the fiscal quarter ended December 31, 2004, and from RMB1.1 million for the fiscal quarter ended September 30, 2005. These increases were due primarily to interest income that was generated from the net proceeds received from the initial public offering in August 2005.

Income tax expense. Income tax expense increased significantly to RMB8.6 million (US$1.1 million) for the fiscal quarter ended December 31, 2005 from RMB2.9 million for the fiscal quarter ended December 31, 2004, and increased 19.4% from RMB7.2 million for the fiscal quarter ended September 30, 2005. These increases were due primarily to an increase in taxable income for the fiscal quarter ended December 31, 2005, and the expiry on December 31, 2004 of certain income tax concessions, which resulted in the increase in income tax rate from 7.5% to 15%. The Company’s effective tax rate for the fiscal quarter ended December 31, 2005 was 13.1%, compared to 6.7% for the fiscal quarter ended December 31, 2004 and 14.4% for the fiscal quarter ended September 30, 2005.

Income tax concession. The Company’s PRC subsidiary received an approval from tax authorities in February 2006 for the extension of its income tax concession. The income tax rate for the subsidiary is reduced from 15% to 10% for a period of three years with effect from January 2005. As a result of the above tax concession recently received, the Company will change the tax rate used to record income tax. This will result in a reversal of income tax accrued as of December 31, 2005 of approximately RMB8.8 million (US$1.1 million) and credit to our income tax expenses in our next quarterly consolidated financial statements.

Net income. Net income increased 41.8% to RMB56.9 million (US$7.1 million) for the fiscal quarter ended December 31, 2005 from RMB40.1 million for the fiscal quarter ended December 31, 2004, and increased 32.6% from RMB42.9 million for the fiscal quarter ended September 30, 2005.

Cash flow from operating activities was RMB38.1 million (US$4.7 million) in the fiscal quarter ended December 31, 2005. As of December 31, 2005, the Company’s cash balance was RMB765.1 million (US$94.8 million).

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB8.0702 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 30, 2005.

OUTLOOK FOR THE FISCAL YEAR ENDING MARCH 31, 2006

We maintain our guidance on estimated annual net revenues and net income for the fiscal year ending March 31, 2006. We estimate that our annual net revenues for the fiscal year will be in a range from RMB360 million (US$44.6 million) to RMB400 million (US$49.6 million) and that our annual net income for the fiscal year will be in a range from RMB175 million (US$21.7 million) to RMB190 million (US$23.5 million).

CONFERENCE CALL

China Medical’s management team will host a conference call at 9:00AM Eastern Standard Time on February 13, 2006 (or 10:00PM February 13, 2006 in the Beijing/HK time zone) following this earnings announcement.

The conference call will be available live via webcast at: www.chinameditech.com. A replay of the webcast will be available for one month on this website.

The dial-in details for the live conference call: U.S. Toll Free Number +800-320-2978, International dial-in number +1-617-614-4923; Passcode CMEDCALL.

A telephone replay of the call will be available after the conclusion of the conference call through February 14, 2006. The dial-in details for the replay: U.S. Toll Free Number +888-286-8010, International dial-in number +1-617-801-6888; Passcode 43576225.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Outlook section and quotations from management in this press release, as well as China Medical’s strategic and operational plans, contain forward-looking statements. China Medical may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements to third parties made by its officers, directors or employees. Statements that are not historical facts, including statements about China Medical’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Medical’s dependence on its core product, the HIFU therapy system; China Medical’s limited operating history; China Medical’s dependence on a small number of distributors for a significant portion of its revenues; fluctuations in quarterly operating results; failure to remain competitive in the industries in which it operates; and other risks outlined in China Medical’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. China Medical does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a China-based medical device company that develops, manufactures and markets products in China using HIFU, for the treatment of solid cancers and benign tumors. China Medical believes that it is a leader in the design and development of HIFU tumor therapy devices in China. In addition, China Medical believes that it is the first China-based company to offer an advanced in-vitro diagnostics system, or IVD system, using enhanced chemiluminescence, or ECLIA, technology to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids.

FOR FURTHER INFORMATION

Charles Zhu

China Medical Technologies, Inc.

Tel: 86 10 6787 1166

Email: charles.zhu@chinameditech.com

Tip Fleming

Christensen

Tel: 1 917 412 3333

Email: tipfleming@ChristensenIR.com

China Medical Technologies, Inc.

Condensed Consolidated Balance Sheet

	As of
	March 31, 2005	September 30, 2005	December 31, 2005
	(1) RMB	Unaudited RMB	Unaudited RMB	Unaudited US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	14,646	771,772	765,050	94,799
Trade accounts receivable	85,766	118,326	149,142	18,480
Prepayments and other receivables	20,573	32,338	21,523	2,667
Amounts due from related parties	—	—	245	30
Inventories	13,830	7,468	7,665	950

Total current assets	134,815	929,904	943,625	116,926

Property, plant and equipment, net	75,288	75,334	104,863	12,994
Intangible assets, net	239,662	232,203	228,474	28,311
Lease prepayments, net	8,003	7,906	7,858	974

Total assets	457,768	1,245,347	1,284,820	159,205

Liabilities
Current liabilities
Trade accounts payable	22,595	22,375	24,727	3,064
Amounts due to related parties	100,421	1,176	—	—
Accrued liabilities and other payables	64,862	75,551	49,816	6,173
Income tax payable	9,395	20,490	29,130	3,609
Dividend payable	4,225	—	—	—
Current installments of long-term loan	24	—	—	—

Total current liabilities	201,522	119,592	103,673	12,846
Amount due to a related party	2,293	—	—	—

Total liabilities	203,815	119,592	103,673	12,846

Shareholders’ equity
Share capital
Ordinary shares US$0.1 par value: 500,000,000 authorized; 200,000,001, 273,600,001 and 273,600,001 issued and fully paid as of March 31, 2005, September 30, 2005 and December 31, 2005, respectively	165,530	225,125	225,125	27,896
Additional paid-in capital	—	739,936	739,936	91,687
General reserve fund	14,852	14,852	14,852	1,840
Unearned compensation	—	(339)	(282)	(35)
Accumulated other comprehensive loss – cumulative translation adjustments	—	(503)	(2,061)	(255)
Retained earnings	73,571	146,684	203,577	25,226

Total shareholders’ equity	253,953	1,125,755	1,181,147	146,359

Total liabilities and shareholders’ equity	457,768	1,245,347	1,284,820	159,205

(1)	Derived from audited financial statements included in the Company’s F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2005.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	December 31, 2004	September 30, 2005	December 31, 2005
	Unaudited RMB	Unaudited RMB	Unaudited RMB	Unaudited US$
	(in thousands except for per ADS information)
Revenues, net	68,397	88,088	110,515	13,694
Cost of revenues	(20,609)	(26,569)	(32,720)	(4,054)

Gross profit	47,788	61,519	77,795	9,640
Operating expenses:
Research and development	(639)	(1,668)	(6,646)	(823)
Sales and marketing	(1,259)	(3,916)	(3,985)	(494)
General and administrative	(4,443)	(6,899)	(11,218)	(1,390)

Total operating expenses	(6,341)	(12,483)	(21,849)	(2,707)

Operating income	41,447	49,036	55,946	6,933
Other income	1,588	31	3,820	473
Interest income	20	1,051	5,767	715

Income before tax	43,055	50,118	65,533	8,121
Income tax expense	(2,916)	(7,210)	(8,640)	(1,071)

Net income	40,139	42,908	56,893	7,050

Earnings per ADS - basic	2.01	1.79	2.08	0.26

- diluted	2.01	1.78	2.08	0.26

Weighted average number of ADS - basic (2)	20,000,000	24,031,304	27,360,000	27,360,000

- diluted (2)	20,015,137	24,046,441	27,397,521	27,397,521

(2)	The weighted average number of ADS (each ADS represents 10 ordinary shares) used to calculate earnings per ADS for period prior to the corporate reorganization in January 2005 has been retrospectively determined based upon the exchange ratio used to issue shares as part of the reorganization. For the periods ended December 31, 2004 and 2005 and September 30, 2005, diluted earnings per ADS have been computed to give effect to 800,000 ordinary shares issuable upon exercise of the options granted on March 14, 2005 and August 9, 2005.

Details of the reorganization can be found in the Company’s F-1 filed with the SEC on August 10, 2005.